Exhibit 99.14

Glass House Brands Commences Trading on the NEO Exchange

SANTA BARBARA and TORONTO, July 6, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., is pleased to announce that it began trading, July 5, 2021, on the NEO Exchange Inc. (the “NEO”) under the symbols " GLAS.A.U" and “GLAS.WT.U”.

“This marks a significant turning point for our business and I’d like to thank our dedicated team for their hard work in helping to make this happen,” said Kyle Kazan, Glass House Chairman and CEO. “With one of the most enviable retail and cultivation footprints in California, we are well positioned to execute on the significant opportunities ahead while delivering strong value for our shareholders.”

The listing follows the successful completion of the previously announced business combination with Mercer Park Brand Acquisition Corp. (“BRND”), a special purpose acquisition company (SPAC). Canaccord Genuity Corp acted as financial advisor to BRND. Stikeman Elliott LLP and Hodgson Russ LLP acted as legal counsel to BRND. Venable LLP and Cassels Brock & Blackwell LLP acted as legal counsel to Glass House.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward- looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Media Contact

MATTIO Communications

glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com